UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: September 30, 2020

Virtuix Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-4371395
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1826 Kramer Lane, Suite H

Austin, Texas 78758

(Mailing Address of principal executive offices)

(832) 260-3337

Issuer’s telephone number, including area code

Item 3. Financial Statements

virtuix HOLDINGS, inc. AND sUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 AND mARCH 31, 2020

AND

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30,	March 31,
	2020	2020
CURRENT ASSETS
Cash and cash equivalents	$321,085	$152,376
Accounts receivable, trade	202,739	236,741
Inventory	488,328	803,860
Other receivables	2,119	2,119
Prepaids and other current assets	194,676	219,200
TOTAL CURRENT ASSETS	1,208,947	1,414,296

NONCURRENT ASSETS
Property and equipment	832,078	832,078
Less: accumulated depreciation	(546,166)	(479,134)
Net property and equipment	285,912	352,944

Intangibles	640,257	583,647
Less: accumulated amortization	(178,637)	(126,172)
Net intangibles	461,620	457,475

Investment in joint venture	5,500	-

Deferred tax asset (net of valuation allowance of $4,010,242 and 3,758,509 at September 30, 2020 and March 31, 2020, respectively)	-	-
TOTAL NONCURRENT ASSETS	753,032	810,419

TOTAL ASSETS	$1,961,979	$2,224,715

See accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' DEFICIT

	September 30,	March 31,
	2020	2020
CURRENT LIABILITIES
Accounts payable	$552,088	$685,748
Accrued expenses	694,889	552,635
Deferred revenue	1,034,474	1,085,883
Due to related party	18,332	6,070
Current portion of convertible promissory notes, net of unamortized deferred loan costs	2,513,436	-
Current portion of notes payable, net of discount and unamortized deferred loan costs	1,480,986	3,025,554
PPP loan	177,067	-
TOTAL CURRENT LIABILITIES	6,471,272	5,355,890

LONG-TERM LIABILITIES
Notes payable, net of discount and unamortized deferred loan costs	133,665	243,213
EIDL loan	25,000	-
TOTAL LONG-TERM LIABILITIES	158,665	243,213

TOTAL LIABILITIES	6,629,937	5,599,103

STOCKHOLDERS' DEFICIT
Preferred stock, $.001 par value, 20,300,000 shares authorized,11,973,733 shares issued and outstanding at both September 30, 2020 and March 30, 2020 with liquidation preferences of $17,560,413 at both September 30, 2020 and March 30, 2020	11,974	11,974
Additional paid-in capital - preferred stock	17,129,944	17,129,944
Additional paid-in capital - preferred stock warrants	184,428	184,428
Common stock, $.001 par value, 28,000,000 shares authorized,5,500,000 shares issued and outstanding at both September 30, 2020 and March 31, 2020	5,500	5,500
Additional paid-in capital - common stock	699,607	682,019
Accumulated Deficit	(22,699,411)	(21,388,253)
TOTAL STOCKHOLDERS' DEFICIT	(4,667,958)	(3,374,388)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,961,979	$2,224,715

See accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	2020	2019
NET SALES	$978,834	$941,096

COST OF GOODS SOLD	709,711	910,574

GROSS PROFIT	269,123	30,522

OPERATING EXPENSES
Selling expenses	178,152	324,370
General and administrative expenses	847,426	1,072,814
Research and development expenses	261,891	421,045

TOTAL OPERATING EXPENSES	1,287,469	1,818,229

LOSS FROM OPERATIONS	(1,018,346)	(1,787,707)

OTHER INCOME (EXPENSE)
Gain on investment in joint venture	5,500	-
Interest income	61	278
Interest expense	(296,373)	(271,298)

TOTAL OTHER INCOME (EXPENSE)	(290,812)	(271,020)

PROVISION FOR INCOME TAX
Delaware franchise tax	2,000	8,640
TOTAL PROVISION FOR INCOME TAX	2,000	8,640

NET LOSS	$(1,311,158)	$(2,067,367)

Weighted average common shares outstanding:
Basic and Diluted	5,500,000	5,500,000
Net loss per share:
Basic and Diluted	$(0.24)	$(0.38)

See accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	Preferred Stock			Common Stock
			Additional			Additional	Accumulated
	Shares	Amount	Paid-In Capital	Shares	Amount	Paid-In Capital	Deficit	Total
Balance at March 31, 2020	11,973,733	$11,974	$17,314,372	5,500,000	$5,500	$682,019	$(21,388,253)	$(3,374,388)

Stock-based compensation	-	-	-	-	-	17,588	-	17,588

Net loss	-	-	-	-	-	-	(1,311,158)	(1,311,158)

Balance at September 30, 2020	11,973,733	$11,974	$17,314,372	5,500,000	$5,500	$699,607	$(22,699,411)	$(4,667,958)

	Preferred Stock			Common Stock
			Additional			Additional	Accumulated
	Shares	Amount	Paid-In Capital	Shares	Amount	Paid-In Capital	Deficit	Total
Balance at March 31, 2019	10,574,627	$10,575	$14,053,057	5,500,000	$5,500	$648,949	$(17,808,031)	$(3,089,950)

Stock-based compensation	-	-	-	-	-	15,960	-	15,960

Net loss	-	-	-	-	-	-	(2,067,367)	(2,067,367)

Balance at September 30, 2019	10,574,627	$10,575	$14,053,057	5,500,000	$5,500	$664,909	$(19,875,398)	$(5,141,357)

See accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,311,158)	$(2,067,363)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	119,497	77,633
Amortization of discount on notes payable	(38,608)	30,956
Stock-based compensation	17,588	15,960
(Gain) loss on investment in joint venture	(5,500)	44,549
(Increase) decrease in assets:
Prepaid expenses and other current assets	24,524	(22,220)
Accounts receivable	34,002	11,960
Other receivables	4	(6,742)
Inventory	315,532	(51,060)
Increase (decrease) in liabilities:
Accounts payable	(133,660)	81,417
Accrued expenses	382,529	150,464
Deferred revenue	(51,409)	156,693
CASH USED IN OPERATING ACTIVITIES	(646,659)	(1,577,753)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchases of property and equipment, including intangibles	(56,610)	(302,947)
CASH USED IN INVESTING ACTIVITIES	(56,610)	(302,947)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from promissory notes payable, net of unamortized loan costs	-	1,695,000
Proceeds from PPP loan	177,067	-
Proceeds from long-term notes payable - EIDL Loan	25,000	-
Payments on long-term notes payable	(361,376)	(328,632)
Proceeds from convertible notes payable, net of unamortized loan costs	1,019,025	-
Proceeds from related parties	12,262	2,025
CASH PROVIDED BY FINANCING ACTIVITIES	871,978	1,368,393

NET INCREASE (DECREASE) IN CASH	168,709	(512,307)

CASH AT BEGINNING OF PERIOD	152,376	932,843

CASH AT END OF PERIOD	$321,085	$420,536

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$29,737	$71,043
Enterprise income taxes paid to People's Republic of China	$287	$-
Delaware franchise tax paid	$2,000	$8,640

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Conversion of promissory notes to convertible notes	$1,300,000	$-
Issuance of convertible promissory notes in lieu of compensation	$22,301	$-
Conversion of accrued interest on promissory notes to convertible notes	$217,978	$-

See accompanying notes.

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Nature of Operations

Virtuix Holdings Inc. (“Virtuix Holdings” or the “Company”) was formed in December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix, Inc., a Delaware corporation formed on April 15, 2013. Virtuix, Inc. develops virtual reality hardware and software, primarily the Omni, the first virtual reality interface that allows users to move freely and naturally in video games and virtual worlds, and in February 2019, the VR ARENA, subsequently renamed the Omni Arena, a four-player esports attraction that includes four Omni motion platforms. On June 24, 2015, the Company acquired 10,000 shares of common stock of Virtuix Manufacturing, Limited (“VML”), a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact USD-denominated business with suppliers. Virtuix Manufacturing (Zhuhai) Co., Ltd. (“VML_ZH”) was formed on July 28, 2016, and is a wholly-owned subsidiary of VML. VML_ZH is a Wholly Foreign-Owned Enterprise (“WFOE”) registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers.

In July 2016, the Company announced that it had formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the “Joint Venture” or “Heroix”), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Virtuix Holdings, Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The consolidated financial statements are presented using the accrual basis of accounting, in U.S. dollars which is the Company’s functional currency. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has adopted a fiscal year ending March 31st of each year.

Management's Estimates

Preparing the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

On April 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which creates a single framework for recognizing revenue from contracts with customers

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

that fall within its scope and revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. ASC 606 is applied using the full retrospective method, which requires a restatement of each prior reporting period presented. The majority of the Company's revenue arrangements generally consist of a single performance obligation to either transfer or install the promised goods, which is when an individual Omni and/or related accessories is shipped, or when an Omni Arena is installed at a customer location, at which time the title transfers to the customer. In conjunction with the Omni Arena contract, each customer is obligated to be enrolled in the Omni Care program, which is separate performance obligation. Such revenue is recognized over the life of the program. Based on the Company’s evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously for individual Omni units and their related accessories is consistent with how revenue is recognized under the new standard. For Omni Arenas, revenue recognition should occur upon installation at a customer’s location.

Revenue recognition under ASC 605 Multiple-Deliverable Revenue Arrangements applies to the sale of virtual goods in gaming industries. The Company began selling Omniverse credits in late fiscal year 2018, which are credits sold to customers for play time on the Omni units and Omni Arenas. The Company recognizes revenue over the period during which the operator is expected to be able to access and consume the benefits, which has been determined to be two months.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of September 30, 2020 and March 31, 2020, the Company’s cash and cash equivalents were deposited primarily in four and three, respectively, financial institutions, which at times exceed the federally insured limits. At March 31, 2020, a bank overdraft in the amount of $66,321 is classified as a current liability. Cash and cash equivalents in the amount of $29,825 and $147,299, representing foreign deposits at financial institutions, are not insured by the Federal Deposit Insurance Corporation at September 30, 2020 and March 31, 2020, respectively.

Accounts Receivable

Terms of payment are generally thirty days from the invoice date. The collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. The Company considers its receivables to be fully collectible, accordingly no allowance for doubtful accounts has been recorded. Accounts are charged to bad debt expense as they are determined to be uncollectible.

Inventory Valuation

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value in accordance with Topic 330, Inventory. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	3 – 7 years
Office Equipment	5 – 7 years

Fair Value Measurements

The Company’s financial instruments consist primarily of cash, accounts receivable, prepaids, accounts payable, accrued expenses, notes payable, and common stock warrants issued to lenders. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

•	Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Intangibles

The Company’s intangible assets represent software, trademarks, customer lists, and a website, which are amortized on a straight-line basis over the years expected to be benefited. The costs of developing any intangibles for internal use are expensed as incurred.

The estimated useful lives for significant intangible asset categories are as follows:

Software	3 - 5 years
Trademarks	0 years
Customer Lists	3 years
Website	15 years

Software Development Costs

The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, Research and Development, Topic 350-40, Internal-Use Software, Topic 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and Topic 350-50, Website Development Costs.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for internal and external use, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development. The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Website development costs have been capitalized, under the same criteria as marketed software.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of September 30, 2020 and March 31, 2020. This is primarily composed of pre-orders of the Omni that have not been completed by the end of the financial reporting period. Deferred revenue also includes pre-orders of Omni Arenas not yet installed, as well as Omniverse Credits and Omni Care pertaining to Omni Arena units installed as of September 30, 2020 and March 31, 2020, but for which revenue cannot yet be recognized. For the six months ended September 30, 2020 and the year ended March 31, 2020, changes in deferred revenue were due to the following:

	September 30, 2020	March 31, 2020
Beginning deferred revenue	$1,085,883	$621,538
Amounts deferred during the year	516,630	3,784,335
Less refunds	(1,536)	(61,475)
Less revenue recognized	(566,503)	(3,258,515)
Ending deferred revenue	$1,034,474	$1,085,883

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Deferred revenue as of September 30, 2020 and March 31, 2020 consists of the following:

	September 30,	March 31,
	2020	2020
Omni units and accessories	$519,958	$516,101
Omni Arena	444,686	434,175
Omniverse credits	1,830	2,940
Omni Care program	68,000	132,667
Total	$1,034,474	$1,085,883

As mentioned previously in Note 2, the Omni Care program is a separate performance obligation, for which revenue is recognized over the life of the program, which is generally twelve months. Therefore, amounts not yet recognized in revenue for the Omni Care program are included in deferred revenue.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted earnings per share. Basic and diluted earnings per share reflect the actual weighted average of common shares issued and outstanding during the period. No dilutive effects were considered since the Company is in a net loss position as of September 30, 2020 and 2019. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Federal Income Taxes

Topic 740, Income Taxes, clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended September 30, 2020 and 2019, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The U.S. federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 Leases. ASU 2016-02 affects any entity that enters into a lease and is intended to increase the transparency and comparability of financial statements among organizations. The ASU requires, among other changes, a lessee to recognize on its balance sheet a lease asset and a lease liability for those leases previously classified as operating leases. The lease asset would represent the right to use the underlying asset for the lease term and the lease liability would represent the discounted value of the required lease payments to the lessor. The ASU would also require entities to disclose key information about leasing arrangements. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted, however, on June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022. The Company is currently evaluating the impact that ASU 2016-02 and 2020-05 will have on its consolidated financial position, results of operations and disclosures.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which makes updates for clarifications, technical corrections and other minor improvements to a wide variety of topics to make the ASC easier to understand and to apply. The transition and effective date is based on the facts and circumstances of each amendment with some amendments effective upon issuance. The remaining amendments are effective for annual periods beginning after December 15, 2019. The Company adopted the remaining applicable amendments within this guidance on April 1, 2020.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Foreign Currency Remeasurements

The non-U.S. subsidiary, VML, and its wholly-owned subsidiary, VML_ZH, operate using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on balance sheet accounts was not material for the six months ended September 30, 2020 and March 31, 2020.

Note 3. Inventory

Inventory consisted of the following as of:

	September,	March 31,
	2020	2020
Raw Materials	$432,576	$652,267
Work In Process	55,752	37,115
Finished Goods	-	114,478
	$488,328	$803,860

Note 4. Property and Equipment

Property and equipment consist of the following as of:

	September 30,	March 31,
	2020	2020
Computer Equipment	$61,789	$61,789
Furniture and Equipment	28,808	28,808
Machinery and Equipment	740,433	740,433
Office Equipment	1,048	1,048
	832,078	832,078
Less Accumulated Depreciation	(546,166)	(479,134)
	$285,912	$352,944

For the six months ended September 30, 2020 and 2019, management has recorded depreciation expense in the consolidated statements of operations of $67,032 and $56,103, respectively.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5. Intangibles

Intangible assets consist of the following as of:

	September,	March 31,
	2020	2020
Software and game design	$507,448	$450,838
Trademarks	38,879	38,879
Website	88,930	88,930
Customer List	5,000	5,000
	640,257	583,647
Less Accumulated Amortization	(178,637)	(126,172)
	$461,620	$457,475

For the six months ended September 30, 2020 and 2019, management has recorded amortization expense in the consolidated statements of operations of $52,465 and $21,530, respectively.

Note 6. Notes Payable

Effective January 1, 2017, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $1,500,000 was received on February 1, 2017. Terms of the note were interest-only payments through January 31, 2018, followed by thirty months of principal and interest payments beginning February 1, 2018 in the amount of $56,829, which matured on August 1, 2020. The note had a fixed rate of interest of 10.99% and was secured by all assets of the Company.

The Company had granted warrants associated with 2017 debt to acquire shares of Series A-1 Preferred Stock (formerly Series A Preferred Stock – see note 9), which according to Topic 470-20, Debt, such warrants were recorded in equity as additional paid-in capital - preferred stock warrants, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable, which was amortized over the life of the note. As of August 1, 2020, the warrants were fully amortized.

The fair value of Series A-1 Preferred Stock warrants associated with 2017 debt as of their issuance date was determined to be $46,846 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	2.10%
Expected life (years)	5

Prior to August 1, 2020, the discount was being amortized over the life of the note using the effective interest method. The carrying value of the note at September 30, 2020 and March 31, 2020, respectively, was $0 and $239,793 ($241,448 principal, less unamortized deferred loan costs of $955 and discount of $700). Discount amortization and amortization of loan costs included in interest expense was $1,655 and $6,288 for the six months ended September 30, 2020 and 2019, respectively. Interest expense on the note was $5,825 and $40,419 for the six months ended September 30, 2020 and 2019, respectively.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Notes Payable (continued)

Effective November 1, 2018, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $500,000 was received on November 13, 2018. Terms of the note are interest-only payments through October 1, 2019, followed by thirty months of principal and interest payments beginning November 1, 2019 in the amount of $19,211, due on April 1, 2022. The note has a fixed rate of interest of 12.25% and is secured by all assets of the Company.

The Company granted warrants associated with 2018 debt to acquire shares of Series A-1 Preferred Stock. The fair value of Series A-1 Preferred Stock warrants associated with 2018 debt as of their issuance date was determined to be $23,606 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	3.05%
Expected Years	5

The discount is being amortized over the life of the note using the effective interest method starting in January 2019. The carrying value of these notes at September 30, 2020 and March 31, 2020, respectively was $325,822 ($336,652 principal, less unamortized deferred loan costs of $4,524 and discount of $6,306) and was $411,575 ($428,009 principal, less unamortized deferred loan costs of $5,949 and discount of $10,485). Discount amortization and amortization of loan costs included in interest expense was $5,604 and $6,779 for the six months ended September 30, 2020 and 2019, respectively. Interest expense on the note was $23,912 and $30,625 for the six months ended September 30, 2020 and 2019, respectively.

The Company issued subordinated unsecured convertible promissory notes (the “Convertible Notes”) amounting to $2,999,742 between April and September 2018. Interest accrued at 6% until the notes matured on December 31, 2019. These Convertible Notes were convertible into shares of preferred stock of the Company in connection with a qualified financing or, in certain circumstances, into shares of the Company’s Series A-1 Preferred Stock. The unpaid principal and interest on these notes were not converted prior to December 31, 2019, and therefore all principal and interest converted on January 1, 2020 to shares of Series A-1 Preferred Stock of the Company, having the same terms as the Company’s Series A-1 Preferred Stock at a price per share equal to $2.332. The Company set aside and reserved for the issuance upon the potential conversion of the principal and accrued interest on the notes, 1,425,000 shares of Series A-1 Preferred Stock. On January 1, 2020 $262,972 of accrued interest and $2,999,742 of principal was converted into 1,399,106 shares of Series A-1 Preferred Stock. Therefore, interest expense on the Convertible Notes was $0 and $90,239 for the six months ended September 30, 2020 and 2019, respectively.

On May 31, 2019, the Company received consent of the board to raise $1,500,000 of subordinated promissory notes. This consent was later amended to extend the financing to $2,250,000 on September 23, 2019. The Company also received consent of the board to raise an additional $500,000 of subordinated promissory notes on January 24, 2020. From May 2019 through March 2020, the Company raised $2,584,000 through various investors with an interest rate of 18%. The principal of these notes matured and were payable with all accrued interest on July 31, 2020 and could, at the Company’s sole discretion, be extended for up to two additional six month periods. The first extension period would run through January 31, 2021, and the second would run through July 31, 2021. Interest expense on the subordinated promissory notes was $189,204 and $77,607 for the six months ended September 30, 2020 and 2019, respectively.

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 6. Notes Payable (continued)

On April 15, 2020 the Company resolved to raise additional financing under a Note Purchase Agreement (the “Purchase Agreement”) dated April 16, 2020, with investors in the aggregate of $2,000,000 through the issuance of subordinated convertible promissory notes (the “2020 Convertible Notes”). On August 25, 2020, the Purchase Agreement was amended to increase the financing to $3,000,000. These 2020 Convertible Notes are convertible into shares of preferred stock of the Company in connection with a qualified or other financing or, in certain circumstances, into shares of the Company’s Series A-1 Preferred Stock. The Company has set aside and reserved for the issuance upon the potential conversion of the notes, 950,000 shares of Series A-1 Preferred Stock. From April 2020 through August 2020, the Company raised $2,559,304 through various investors with an interest rate of 8%. The principal of these notes mature and are payable with all accrued interest on December 31, 2021. As mentioned above, from May 2019 through March 2020, the Company sold subordinated promissory notes with an interest rate of 18% in the amount of $2,584,000, to various investors. The Company has converted $1,517,978 of principal and accrued interest from the promissory notes into the 2020 Convertible Notes. Interest expense on the 2020 Convertible Notes was $45,870 and $0 for the six months ended September 30, 2020 and 2019, respectively.

In response to the public health crisis posed by the COVID-19 outbreak, effective on or about March 17, 2020, the Company continued to serve customers, although business operations were being affected by applicable regulatory restrictions, including stay-at-home requirements, temporary supply chain disruptions, and other temporary disruptions. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the crisis will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

Pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, which was enacted March 27, 2020, the Company was granted a loan (the “PPP Loan”) from Bank of Houston, N.A. in the amount of $177,067, on April 13, 2020. The PPP Loan is expected to mature in April 2022 and bears interest at a rate of 1.00% per year, and is payable monthly beginning on March 13, 2021. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. Interest expense on the Loan was $812 and $0 for the six months ended September 30, 2020 and 2019, respectively.

On August 29, 2020, the Company received a loan from the U.S. Small Business Administration under its Economic Injury Disaster Loan assistance program (the “EIDL Loan”) in light of the impact of the COVID-19 pandemic on the Company’s business. The principal amount of the EIDL Loan was $25,000, with proceeds to be used for working capital purposes. The loan is expected to mature in August 2050, bears interest at a rate of 3.75% per year, and is payable monthly beginning in August 2021. Interest expense on the Loan was $57 and $0 for the six months ended September 30, 2020 and 2019, respectively.

Amounts included in short-term notes payable was $4,829 and $33,399 at September 30, 2020 and March 31, 2020, respectively. Interest expense on the short-term notes payable was $790 and $0 for the six months ended September 30, 2020 and 2019, respectively.

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 6. Notes Payable (continued)

Future maturities of long-term debt are as follows as of September 30:

Principal
2021	$4,171,489
2022	158,665
Thereafter	-
$4,330,154

Note 7. Research and Development

Expenses relating to research and development are expensed as incurred. Research and development includes costs such as design expenses, game and software development expenses, salaries, prototypes, and various other research and development expenses.

Note 8. Royalty Commitments

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company’s hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the six months ended September 30, 2020 and 2019, management has recorded royalty expense in the consolidated statements of operations of $456 and $1,512, respectively.

Note 9. Capital Stock

Effective May 6, 2015, the number of shares of $.001 par value common stock authorized increased from 15,000,000 shares to 16,000,000 shares, and the Company also increased its authorized $.001 par value Series Seed Preferred Stock (the “Preferred Stock”) from 7,000,000 shares to 8,300,000 shares.

Effective March 9, 2016, the number of shares of common stock authorized increased from 16,000,000 shares to 23,000,000 shares, and the Company also increased its authorized Preferred Stock to 15,300,000. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, and 7,000,000 shares of Series A Preferred Stock.

As mentioned in Note 6, the Convertible Notes were converted into 1,399,106 of Series A Preferred on January 1, 2020.

All shares of Preferred Stock that have been designated as Series A Preferred Stock of the Corporation under the Third Amended and Restated Certificate of Incorporation of the Corporation, including all shares of Series A Preferred Stock of the Corporation issued and outstanding immediately prior to such filing, were reconstituted and re-designated as shares of Series A-1 Preferred Stock effective September 23, 2020. Also on September 23, 2020, the number of shares of common stock authorized increased from 23,000,000 shares to 28,000,000 shares, and the Company also increased its authorized Preferred Stock to 20,300,000. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, and 5,000,000 shares of Series A-2 Preferred Stock.

Effective December 17, 2020, the Company was qualified by the Securities and Exchange Commission to offer up to 5,006,675 shares of its Preferred Stock (referred to as Series A-2 Preferred Stock) to accredited and non-accredited investors in a Regulation A Offering.

Virtuix Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 9. Capital Stock (continued)

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the Company's Fourth Amended and Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class.

These matters include any vote to:

•	Amend or repeal of any provision of the Certificate of Incorporation or Bylaws if the action would alter, change or otherwise adversely affect the powers, preferences, or privileges, of any series of the Preferred Stock;

•	Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;

•	Authorize any new, or reclassify any existing class or series of equity securities with rights superior to or on par with any series of Preferred Stock;

•	Redeem, repurchase, or otherwise acquire for value any shares of Common Stock or Preferred Stock other than certain allowable repurchases;

•	Declare a dividend or distribute cash or property to holders of Common Stock; and

•	Liquidate, dissolve, or windup the business, or effect any merger or consolidation of the company.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

The preferred stock has liquidation preferences of $0.80 per share, $1.05 per share, $2.332, and $2.996 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock respectively. The total liquidation preference on all preferred stock as of September 30, 2020 was $17,560,413.

Terms of Conversion

The Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company as provided by Section 4.3 of the Fourth Amended and Restated Certificate of Incorporation. Each share of Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the Company. The conversion price of the Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9. Capital Stock (continued)

Additionally, each share of the Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights

Holders of Preferred Stock will receive certain antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock.

If equity securities are subsequently issued by the Company at a price per share less than the conversion price of the Preferred Stock then in effect, the conversion price of the Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fourth Amended and Restated Certificate of Incorporation.

At both September 30, 2020 and March 31, 2020, total outstanding common stock was 5,500,000; total outstanding Series Seed Preferred Stock was 3,750,000; total outstanding Series Seed 2 Preferred Stock was 3,601,709; and total outstanding Series A-1 Preferred Stock was 4,622,024.

Effective September 23, 2020, the Company authorized an additional 500,000 shares of Common Stock to be set aside and reserved for issuance pursuant to the Long Term Incentive Plan. As of September 30, 2020, the Company has reserved 17,800,000 shares of its authorized but unissued common stock for possible future issuance in connection with the following:

Shares
Long Term Incentive Plan	2,500,000
Conversion of Preferred Stock	14,839,050
Exercise of stock warrants	460,950

Warrants are issued in connection with equity from time to time at the Company’s discretion.

As of both September 30, 2020 and March 31, 2020, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock and 304,700 shares of Series A-1 Preferred Stock, for a total of 460,950 shares of preferred stock.  The warrants are all exercisable as of both September 30, 2020 and March 31, 2020.  The warrants have a weighted average exercise price of $1.81 per share, with a weighted average remaining term to expiration of 4 years.

According to guidance of Topic 470-20, these warrants are recorded in equity as additional paid-in capital – preferred stock warrants, at fair value as of the date of issuance, and as a reduction of additional paid in capital - preferred stock for the related stock purchased.

Note 10. Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

As mentioned in note 9, the Company has a stock-based employee compensation plan, the Long Term Incentive Plan (the “Plan”), for which 2,500,000 shares of common stock are reserved for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date. At September 30, 2020, 647,992 shares were available for issuance.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10. Stock Options (continued)

Incentive Stock Options (“ISOs”) are granted to certain employees of Virtuix, Inc. from time to time. As of September 30, 2020 and March 31, 2020, 1,245,823 ISO options were granted. As of September 30, 2020 and March 31, 2020, respectively, 335,508 and 286,446 ISO options were vested. As of September 30, 2020 and March 31, 2020, 810,315 ISO options were forfeited.

The Company accounts for share-based payments to non-employees, with guidance provided by Topic 505-50, Equity-Based Payments to Non-Employees. The board of directors of the Company has granted three non-qualified stock options (“NQSOs”) for a total of 1,182,030 shares, with an exercise price of $0.11 per share, to certain independent contractors and advisors of Virtuix, Inc. Effective March 10, 2016, the board of directors granted a NQSO to an advisor for a total of 10,720 shares, with an exercise price of $2.33 per share.

From time to time, the Company grants NQSOs to various other non-employees with exercise prices based on current stock valuations. As of September 30, 2020 and March 30, 2020, 1,529,000 NQSO options had been granted, and 1,340,250 and 1,314,625 NQSO options, respectively, were vested. As of September 30, 2020 and March 31, 2020, 112,500 NQSO options were forfeited.

Compensation expense pertaining to ISOs of $11,016 and $8,007, and compensation expense pertaining to NQSOs of $6,571 and $7,953 was recorded for the six months ended September 30, 2020 and 2019, respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of September 30, 2020 was $17,288 and will be recognized over a weighted-average period of approximately 22 months.

The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10. Stock Options (continued)

The assumptions utilized in determining the fair value of option grants during the six months ended September 30, 2020 and 2019 are as follows:

	2020	2019
Exercise Price - ISOs	$0.70	$0.65
Exercise Price - NQSOs	$0.70	$0.65
Dividend Yield	0.00%	0.00%
Volatility	54.40%	31.80%
Risk-free Rate - ISOs	1.78%	N/A
Risk-free Rate - NQSOs	1.78%	2.79% - 2.87%
Years to Expiration - ISOs	6.25	N/A
Years to Expiration - NQSOs	6.25	6.25

Vesting generally occurs over a period of three to four years for employees and two to three years for non-employee consultants. A summary of information related to stock options as of September 30, 2020 and March 30, 2020, is as follows:

	September 30, 2020		March 30, 2020
Outstanding - beginning of period	1,852,008	$0.26	1,817,008	$0.26
Granted	-	-	40,000	.70
Exercised	-	-	-	-
Forfeited	-	-	(5,000)	.65
Outstanding - end of period	1,852,008	$0.26	1,852,008	$0.26
Exercisable at end of period	1,675,758	$0.25	1,601,071	$0.19
Weighted average duration to expiration of outstanding options at period-end (years)	3.3		5.2
Weighted average grant date fair value	$0.24		$0.24

The total intrinsic value of the stock options at September 30, 2020 is $823,478.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

	September 30, 2020	March 31, 2020
Deferred tax assets:
Share-based compensation expense	$73,016	$74,232
Net operating loss carryforward	3,886,436	3,646,467
Long-term deferred tax liabilities:
Property and equipment	50,790	37,810
Net deferred tax assets and liabilities	4,010,242	3,758,509
Valuation allowance	(4,010,242)	(3,758,509)
Net deferred tax asset	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Under the Tax Cuts and Jobs Act of 2017 (the “Act”), the federal tax rates in effect starting in 2018, affecting future tax benefits, went from 34% to 21%. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance, as indicated above, is required due to net operating losses for the six months ended September 30, 2020 and 2019, and due to the cumulative loss through September 30, 2020. Accordingly, no provision for deferred income taxes has been recognized for the six months ended September 30, 2020 and 2019.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As a result of the Act, NOL carryforwards generated in years beginning after December 31, 2017 would carryforward indefinitely, and would apply to 80% of future taxable income. Under the Act, carrybacks of NOLs were disallowed. In March 2020, the CARES Act was enacted providing a five-year carryback for losses incurred in 2018, 2019, or 2020, which allows companies to modify tax returns up to five years prior to offset taxable income from those tax years. The CARES Act also suspended the NOL limit of 80% of taxable income. The Company has not had income in prior years, thus, NOL carryforwards available to offset future taxable income amount to $18,506,838 as of September 30, 2020, of which $12,561,963, pertains to years prior to 2018 and expire between 2034 and 2038, and $5,944,875 pertains to years subsequent to 2018 and carryforward indefinitely. Such amounts have been fully reserved in the valuation allowance discussed above.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition. Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Income Taxes (continued)

Under the People’s Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. For VML_ZH, taxes attributable to the six months ended September 30, 2020 and 2019, was $287 and $0, respectively.

Note 12. Investment in Joint Venture

As mentioned in Note 1, the Company has an investment in a Joint Venture. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment has been accounted for using the equity method. As of September 30, 2020, the Company has an investment of $5,500 in the Joint Venture.

As of September 30, 2020, the Joint Venture had total assets of $240,022, total liabilities of $354,224, and a total deficit of ($114,202).

As of March 31, 2020, the Joint Venture had total assets of $165,711, total liabilities of $347,852, and a total deficit of ($181,141).

For the six months ended September 30, 2020, the Joint Venture had operating revenue of $442,831, cost of goods sold of $254,563, operating costs of $120,329, and net income of $67,939. Under the equity method, net income attributable to the Company was $33,290, of which $27,790 of previously unrecorded cumulative losses was applied to the loss on investment in joint venture as of September 30, 2020, and $5,500 is recorded as a gain on investment in joint venture in the consolidated statements of operations.

For the fiscal year ended March 31, 2020, the Joint Venture had operating revenue of $454,972, cost of goods sold of $241,524, operating costs of $361,759, and net loss of $147,632. Under the equity method, net loss attributable to the Company was $72,339, of which $44,549 was applied to the investment in joint venture and is recorded as a loss on investment in joint venture in the consolidated statements of operations, and $27,790 remaining loss on investment to be applied when the joint venture earns profits.

Note 13. Disaggregation of Revenue

Revenue streams from performance obligations included in net sales as of September 30, 2020 and 2019 in the consolidated statements of operations are as follows:

	2020	2019
SALES
Omni units and accessories, net of discounts	$236,364	$496,703
Omniverse credits	36,130	42,660
Omni Care program	96,667	5,333
Omni Arenas	609,673	396,400
NET SALES	$978,833	$941,096

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $1,311,158 and $2,067,367 for the six months ended September 30, 2020 and 2019, respectively, has an accumulated deficit of $22,699,411 as of September 30, 2020, has a working capital deficit of $5,085,258 as of September 30, 2020, and lacks liquid assets to satisfy its obligations as they come due with $321,085 of cash as of September 30, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:

1.	The Company will continue to sell Omni Arena during the next twelve months and anticipates significant revenues from the Omni Arena product as restrictions and lockdowns related to the Covid-19 pandemic are lifted nationwide.

2.	The Company continues to raise capital from existing shareholders and third parties as necessary to fund its operating needs (see note 17).

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 15. Commitments and Contingencies

On June 25, 2015, the Company entered into a 39-month non-cancelable operating lease agreement for office space. On February 19, 2018, the Company entered into a 60-month extension of the lease term beginning on October 1, 2018 and expiring on September 30, 2023. Monthly rent payments will continue at the previous rate of $7,200 per month and increase at about 3% per square foot to $8,100 over the course of the 60 months.

Future minimum lease payments under this lease agreement at September 30:

2021	$91,800
2022	94,500
2023	97,200
Total lease payments	$283,500

Rent expense included in the consolidated statements of operations was $67,641 and $67,355 for the six months ended September 30, 2020 and 2019, respectively.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16. Patents

As of June 2020, the Company owns five issued utility patents and nine issued design patents. One additional patent application received a notice of allowance from the United States Patent and Trademark Office, and six additional applications are still pending.

Note 17. Subsequent Events

Management has evaluated subsequent events through March 9, 2021, the date the consolidated financial statements were available to be issued.

Effective October 14, 2020, the number of shares of common stock authorized increased from 28,000,000 shares to 30,000,000 shares, and the Company also increased its authorized Preferred Stock to 22,300,000. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, and 7,000,000 shares of Series A-2 Preferred Stock..

On November 6, 2020, the Company was granted forgiveness of its PPP loan.

As of the date these consolidated financials were available to be issued, the Company has closed on $9,714,649 of investments in the Series A-2 round of the Regulation A Offering mentioned in note 9.

On January 28, 2021, the Company was granted a second loan (the “Second PPP Loan”) from Bank of Houston, N.A. in the amount of $177,067, pursuant to the PPP under Division A, Title I of the CARES Act. The Second PPP Loan is expected to mature in January 2026 and bears interest at a rate of 1.00% per year.

No additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

SUPPLEMENTARY INFORMATION

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE III - CONSOLIDATING BALANCE SHEET

September 30, 2020

	Virtuix Holdings, Inc.	Virtuix, Inc.	Virtuix Manufacturing Limited	VML_ZH	Eliminations	Consolidated Balance
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$200,505	$90,755	$18,642	$11,183	$-	$321,085
Accounts receivable	-	132,760	-	69,979	-	202,739
Due from related parties	159,210	6,440,672	3,836,874	319,274	(10,756,030)	-
Inventory	-	429,173	-	191,261	(132,106)	488,328
Other receivables	-	-	-	2,119	-	2,119
Prepaids and other current assets	-	20,554	76,960	97,162	-	194,676
TOTAL CURRENT ASSETS	359,715	7,113,914	3,932,476	690,978	(10,888,136)	1,208,947

NONCURRENT ASSETS
Property, plant and equipment, net	-	71,925.00	210,836	3,151	-	285,912
Intangibles, net	-	461,620.00	-	-	-	461,620
TOTAL NONCURRENT ASSETS	-	533,545	210,836	3,151	-	747,532

INVESTMENT IN SUBSIDIARIES AND OTHERS	19,617,278	-	546,720	-	(20,158,498)	5,500

TOTAL ASSETS	$19,976,993	$7,647,459	$4,690,032	$694,129	$(31,046,634)	$1,961,979

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$476,259	$7,975	$67,854	$-	$552,088
Accrued expenses	300,361	341,670	494	52,364	-	694,889
Deferred revenue	-	1,034,474	-	-	-	1,034,474
Due to related parties	359,808	3,238,181	6,638,007	538,366	(10,756,030)	18,332
Convertible promissory notes	2,513,436	-	-	-	-	2,513,436
Current portion of notes payable, net of discount and unamortized deferred loan costs	1,476,157	4,829	-	-	-	1,480,986
PPP loan	-	177,067	-	-	-	177,067
TOTAL CURRENT LIABILITIES	4,649,762	5,272,480	6,646,476	658,584	(10,756,030)	6,471,272

LONG-TERM LIABILITIES
Notes payable, net of discount and unamortized deferred loan costs	133,665	-	-	-	-	133,665
EIDL loan	25,000	-	-	-	-	25,000
TOTAL LONG-TERM LIABILITIES	158,665	-	-	-	-	158,665

TOTAL LIABILITIES	4,808,427	5,272,480	6,646,476	658,584	(10,756,030)	6,629,937

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock	11,974	-	-	-	-	11,974
Additional paid-in capital - preferred stock	17,129,944	-	-	-	-	17,129,944
Additional paid-in capital - preferred stock warrants	184,428	-	-	-	-	184,428
Common stock	5,500	2,000	1,290	546,720	(550,010)	5,500
Additional paid-in capital - common stock	-	20,180,595	133,000	-	(19,613,988)	699,607
Accumulated deficit	(2,163,280)	(17,807,616)	(2,090,734)	(511,175)	(126,606)	(22,699,411)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	15,168,566	2,374,979	(1,956,444)	35,545	(20,290,604)	(4,667,958)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$19,976,993	$7,647,459	$4,690,032	$694,129	$(31,046,634)	$1,961,979

See accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE IV - CONSOLIDATING STATEMENT OF OPERATIONS
For The Six Months Ended September 30, 2020

	Virtuix Holdings, Inc.	Virtuix, Inc.	Virtuix Manufacturing Limited	Virtuix Manufacturing Z_H	Eliminations	Consolidated Balance
NET SALES	$-	$811,964	$15,320	$174,440	$(22,890)	$978,834

COST OF GOODS SOLD	-	579,053	53,828	149,190	$(72,360)	709,711

GROSS PROFIT (LOSS)	-	232,911	(38,508)	25,250	49,470	269,123

OPERATING EXPENSES
Selling expense	-	178,025	127.000	-	-	178,152
General and administrative expense	3,432	596,912	96,008	151,074	-	847,426
Research and development expense	-	249,850	12,041	-	-	261,891
TOTAL OPERATING EXPENSES	3,432	1,024,787	108,176	151,074	-	1,287,469

LOSS FROM OPERATIONS	(3,432)	(791,876)	(146,684)	(125,824)	49,470	(1,018,346)

OTHER INCOME (EXPENSE)
Gain on investment in joint venture	-	-	5,500	-	-	5,500
Interest income	-	-	61	-	-	61
Interest expense	(272,053)	(24,320)	-	-		(296,373)
TOTAL OTHER INCOME (EXPENSE)	(272,053)	(24,320)	5,561	-	-	(290,812)

LOSS BEFORE INCOME TAXES	(275,485)	(816,196)	(141,123)	(125,824)	49,470	(1,309,158)

PROVISION FOR INCOME TAX
Delaware franchise tax	2,000	-	-	-		2,000
TOTAL PROVISION FOR INCOME TAX	2,000	-	-	-	-	2,000

NET LOSS	$(277,485)	$(816,196)	$(141,123)	$(125,824)	$49,470	$(1,311,158)

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE I - CONSOLIDATING BALANCE SHEET
March 31, 2020

	Virtuix Holdings, Inc.	Virtuix, Inc.	Virtuix Manufacturing Limited	VML_ZH	Eliminations	Consolidated Balance
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,806	$271	$100,744	$46,555	$-	$152,376
Accounts receivable	-	139,823	-	96,918	-	236,741
Due from related parties	159,210	6,214,229	3,792,896	-	(10,166,335)	-
Inventory	-	747,477	-	237,959	(181,576)	803,860
Other receivables	-	-	-	2,119	-	2,119
Prepaids and other current assets	-	53,070	76,960	89,170	-	219,200
TOTAL CURRENT ASSETS	164,016	7,154,870	3,970,600	472,721	(10,347,911)	1,414,296

NONCURRENT ASSETS
Property, plant and equipment, net	-	94,053	254,495	4,396	-	352,944
Intangibles, net	-	457,475	-	-	-	457,475
TOTAL NONCURRENT ASSETS	-	551,528	254,495	4,396	-	810,419

INVESTMENT IN SUBSIDIARIES AND OTHERS	19,084,278	-	546,720	-	(19,630,998)	-

TOTAL ASSETS	$19,248,294	$7,706,398	$4,771,815	$477,117	$(29,978,909)	$2,224,715

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$504,583	$9,170	$172,022	$(27)	$685,748
Accrued expenses	283,211	234,742	430,203	33,595	(429,116)	552,635
Deferred revenue	-	1,085,883	-	-	-	1,085,883
Due to related party	283,668	3,207,200	6,275,263.00	110,133	(9,870,194)	6,070
Current portion of notes payable, net of discount and unamortized deferred loan costs	2,992,155	33,399	-	-	-	3,025,554
TOTAL CURRENT LIABILITIES	3,559,034	5,065,807	6,714,636	315,750	(10,299,337)	5,355,890

LONG-TERM LIABILITIES
Notes payable, net of discount and unamortized deferred loan costs	243,213	-	-	-	-	243,213
TOTAL LONG-TERM LIABILITIES	243,213	-	-	-	-	243,213

TOTAL LIABILITIES	3,802,247	5,065,807	6,714,636	315,750	(10,299,337)	5,599,103

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock	11,974		-	-	-	11,974
Additional paid-in capital - preferred stock	16,943,540	186,404	-	-	-	17,129,944
Additional paid-in capital - preferred stock warrants	184,428	-	-	-	-	184,428
Common stock	5,500	2,000	1,290	546,720	(550,010)	5,500
Additional paid-in capital - common stock	-	19,630,007	-	-	(18,947,988)	682,019
Accumulated deficit	(1,699,395)	(17,177,820)	(1,944,111)	(385,353)	(181,574)	(21,388,253)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	15,446,047	2,640,591	(1,942,821)	161,367	(19,679,572)	(3,374,388)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$19,248,294	$7,706,398	$4,771,815	$477,117	$(29,978,909)	$2,224,715

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE II - CONSOLIDATING STATEMENT OF OPERATIONS
For The Six Months Ended September 30, 2019

	Virtuix Holdings, Inc.	Virtuix, Inc.	Virtuix Manufacturing Limited	VML_ZH	Eliminations	Consolidated Balance
NET SALES	$-	$741,237	$699,534	$814,223	$(1,313,898)	$941,096

COST OF GOODS SOLD	-	760,104	762,399	483,836	(1,095,765)	910,574

GROSS PROFIT (LOSS)	-	(18,867)	(62,865)	330,387	(218,133)	30,522

OPERATING EXPENSES
Selling expense	-	316,824	759	6,787	-	324,370
General and administrative expense	14,920	560,560	232,439	264,895	-	1,072,814
Research and development expense	-	411,048	2,795	7,202	-	421,045
TOTAL OPERATING EXPENSES	14,920	1,288,432	235,993	278,884	-	1,818,229

(LOSS) INCOME FROM OPERATIONS	(14,920)	(1,307,299)	(298,858)	51,503	(218,133)	(1,787,707)

OTHER INCOME (EXPENSE)
Loss on investment in joint venture	-	-	-	-	-	-
Interest income	-	-	278	-	-	278
Interest expense	(270,494)	(804)	-	-	-	(271,298)
TOTAL OTHER INCOME (EXPENSE)	(270,494)	(804)	278	-	-	(271,020)

(LOSS) INCOME BEFORE INCOME TAXES	(285,414)	(1,308,103)	(298,580)	51,503	(218,133)	(2,058,727)

PROVISION FOR INCOME TAX
Delaware franchise tax	8,640	-	-	-	-	8,640
TOTAL PROVISION FOR INCOME TAX	8,640	-	-	-	-	8,640

NET (LOSS) INCOME	$(294,054)	$(1,308,103)	$(298,580)	$51,503	$(218,133)	$(2,067,367)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Austin, State of Texas, on March 12, 2021

Virtuix Holdings Inc.

/s/ Jan Goetgeluk
By Jan Goetgeluk, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jan Goetgeluk
Jan Goetgeluk, Chief Executive Officer, Director
Date: March 12, 2021